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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                         0-24363
                                                                 ---------------
                                                                    CUSIP NUMBER
                                                                       460615107
                                                                 ---------------


(CHECK ONE):|_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
            |_| Form N-SAR |_| Form N-CSR

For Period Ended:          SEPTEMBER 30, 2005
                   ----------------------------------

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:
                                ------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

                          INTERPLAY ENTERTAINMENT CORP.
--------------------------------------------------------------------------------
                            Full Name of Registrant

                                      N/A
--------------------------------------------------------------------------------
                           Former Name if Applicable

                              1682 Langley Avenue
--------------------------------------------------------------------------------
           Address of Principal Executive Officer (STREET AND NUMBER)

                                Irvine, CA 93012
--------------------------------------------------------------------------------
                            City, State and Zip Code

================================================================================

                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 |  (a)      The reasons  described in reasonable detail in Part
                 |           III of this form  could not be  eliminated  without
                 |           unreasonable effort or expense;
                 |  (b)      The  subject  annual  report,  semi-annual  report,
                 |           transition  report on Form 10-K,  Form 20-F,  11-K,
            |X|  |           Form N-SAR or Form N-CSR, or portion thereof,  will
                 |           be filed on or before the  fifteenth  calendar  day
                 |           following the  prescribed  due date; or the subject
                 |           quarterly report or transition report on Form 10-Q,
                 |           or portion thereof,  will be filed on or before the
                 |           fifth  calendar day  following the  prescribed  due
                 |           date; and
                 |  (c)      The   accountant's   statement  or  other   exhibit
                 |           required  by Rule  12b-25(c)  has been  attached if
                 |           applicable.

                              PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant's Form 10-Q for the quarter ended September 30, 2005, could not be filed within the prescribed time period because certain information and data relating to and necessary for the accurate completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by Registrant within such time period without unreasonable effort or expense.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


         HERVE CAEN                       (310)                   432-1958
------------------------------    ----------------------    --------------------
           (Name)                     (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Significant non cash deferred revenue of approximately $3.7M has been recognized as revenue during the period as a consequence of a major distribution agreement reaching the end of its term during the period.

                          INTERPLAY ENTERTAINMENT CORP.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     NOVEMBER 14, 2005                   By /S/ HERVE CAEN
    --------------------------------            --------------------------
                                                Herve Caen
                                                Chief Executive Officer and
                                                Interim Chief Financial Officer